MAIL STOP 3561


								March 14, 2006



William R. de Jonge
President
North American Insurance Leaders, Inc.
885 Third Avenue, 31st Floor
New York, NY  10022


RE:	North American Insurance Leaders, Inc.
	Registration Statement on Form S-1
	Amendment No. 5 Filed February 28, 2006
      File No. 333-127871

Dear Mr. de Jonge:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the disclosure in your registration statement that "Based on the experience of our management, we believe that an investment in an insurance-related business in the size range of this offering will provide a sufficient `critical mass` upon which to develop a productive and profitable business in the insurance-related industry." However, the Staff notes that your proposed offering amount decreased from $150 million to $125 million in Amendment Four and from $125 million to $100 million in Amendment Five. Please expand upon the experience of your management that allows it to believe that an offering amount only two-thirds of that originally envisioned still provides sufficient critical mass upon which to develop a productive and profitable business.

2. Please file copies of all documents intended to be used as exhibits to your registration statement with your next filing.

3. In connection with the preceding comment, please provide an analysis as to the manner by which the Trust Agreement operates in the case of a proposal to change the Company`s Certificate of Incorporation resulting in the ability of shareholders to convert their pro rata shares of the trust account. It does not appear to the Staff that the agreement currently addresses such circumstances.
Additionally, please file a complete copy of the document with your next amendment, including the forms of Termination Letters to be attached as Exhibits A and B.

4. We note the disclosure that, if the company is unable to complete a business combination and forced to liquidate, certain of its directors and officers have agreed to be personally liable, on a joint and several basis, for ensuring that the proceeds in the trust account are not reduced by the claims of vendors and, additionally, that such directors and officers may not be able to satisfy those obligations. Please expand upon the commitments made or to be made by your officers and directors and the uncertainty of such commitments, including specific disclosure with respect to whether such commitments will continue in the case of any proposal to change the company`s Certificate of Incorporation.

5. In connection with the preceding comment, please expand upon your disclosure with a comparison of the respective financial, administrative and timing issues as to the conversion feature of the offering and the liquidation feature of the offering, including, as applicable, any resulting incentive for investors to seek recovery through conversion rather than liquidation, especially in the case of any proposal to change the company`s Certificate of Incorporation.

Prospectus Cover Page

6. We note your disclosure on the cover page including the proceeds of the D&O Rights offering with the proceeds of the public offering.
It is unclear to the staff whether it is your intent to publicly offer the D&O Rights. If so, it appears as though this offering may be a directed share offering, and in such case appropriate disclosure, including; (i) a description of the mechanics of how and when these rights were or will be offered and sold to investors in the directed share program for this offering; (ii) how the prospective recipients and number of reserved securities is determined and how the prospective recipients of the reserved securities will indicate their interest in purchasing the securities;
(iii) how and when the company and underwriter notified or will notify the directed share investors, including the types of communications used; (iv) whether any electronic communications or procedures be used by the underwriter or the company, such as e-mail;
(v) a discussion of the procedures these investors must follow in order to purchase the offered securities, including how and when any communications are sent or received or funds are received by the underwriters or you; (vi) how do the procedures for the directed share program differ from the procedures for the general offering to the public; (vii) when do the purchasers become committed to purchase their rights and (viii) copies of all written communications with prospective purchasers about the directed offering should be provided. Alternatively, the disclosure should be revised to clarify that the D&O Rights offering will be undertaken as a private placement and a brief discussion of the basis for such offering as a private placement should be provided. We may have further comment.

Amended and Restated Certificate of Incorporation, page 55

7.	We note your disclosure that the company and the board of
directors have no "present intention to propose" amendments to the provisions of the certificate containing "certain requirements and restrictions relating to this offering." To the extent that such disclosure indicates that such provisions are subject to amendment and/or deletion in the future, provide a thorough discussion of the consequences of such revisions to each of the company, the board of directors and the stockholders of such revisions, including but not limited to the financial, economic and legal consequences on each such group. Alternatively, clarify the disclosure to indicate that such provisions will not be revised or amended. We may have further comment.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John
Zitko at (202) 551-3399, or Mike Karney, who supervised the review of your filing, at (202) 551-3847.

      Sincerely,



John Reynolds
Assistant Director

cc: 	Thomas J. Friedman (by facsimile)
      	202-508-8100



William R. de Jonge
North American Insurance Leaders, Inc.
March 14, 2006
Page 1